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                                  SCHEDULE 14A
                                 (RULE 14A-101)

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Filed by the Registrant / /

                 Filed by a Party other than the Registrant /x/


Check the appropriate box:

/x/  Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
/ /  Definitive Proxy Statement
/ /  Definitive Additional Materials
/ /  Soliciting Material Under Rule 14a-12


                                 USG Corporation
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            Hakatak Enterpises, Inc.
    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):


/x/  No fee required.


/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

             (1) Title of each class of securities to which transaction applies:

             (2) Aggregate number of securities to which transaction applies:

             (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

             (4) Proposed maximum aggregate value of transaction:

             (5) Total fee paid:


/ /  Fee paid previously with preliminary materials:


       / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       (1) Amount Previously Paid:

       (2) Form, Schedule or Registration Statement No.:

       (3) Filing Party:

       (4) Date Filed:

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                                     PROXY

                    THIS PROXY IS SOLICITED IN OPPOSITION TO
                  THE BOARD OF DIRECTORS OF USG CORPORATION BY
                     HAKATAK ENTERPRISES, INC. ("HAKATAK")

                         ANNUAL MEETING OF STOCKHOLDERS

     The undersigned hereby appoints Tom Hacker and Keith Ogata, and each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, par value $0.10 per share of USG Corporation (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on May 10, 2000, at 9:15 a.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Annual Meeting"), as follows:
--------------------------------------------------------------------------------

Hakatak Recommends a Vote "FOR" Proposal 1.

1. ELECTION OF DIRECTORS
   HAKATAK NOMINEES
   THE HAKATAK NOMINEES ARE: JAY BUCHBINDER, KEITH OGATA, HERBERT DENTON

                FOR [ ]          WITHHOLD AUTHORITY FOR ALL [ ]

   (Authority to vote for any individual nominee(s) may be withheld by lining through or
            otherwise striking out the name(s) of such nominee(s).)

COMPANY NOMINEES

     Hakatak intends to use this proxy to vote for persons who have been nominated by the Company to serve as directors, other than James C. Cotting, W. Douglas Ford and John B. Schwemm, three of the four Company nominees. You may withhold authority to vote for one or more additional Company nominees, by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications, and other information concerning the Company's nominees.
                           -------------------------

     There is no assurance that any of the Company's nominees will serve as directors if the Hakatak Nominees are elected to the board.
--------------------------------------------------------------------------------

Hakatak takes no position on how you should vote on Proposals 2 & 3.

2. APPROVAL OF AMENDMENT TO THE CORPORATION'S OMNIBUS         FOR [ ]  AGAINST [ ]  ABSTAIN [ ]
   MANAGEMENT INCENTIVE PLAN
3. RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN         FOR [ ]  AGAINST [ ]  ABSTAIN [ ]
   LLP AS INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR
   ENDING DECEMBER 31, 2000
-----------------------------------------------------------------------------------------------------

Hakatak Recommends a Vote "FOR" Proposal 4.
4. THE RATIFICATION OF THE HAKATAK AMENDMENT TO THE           FOR [ ]  AGAINST [ ]  ABSTAIN [ ]
   COMPANY'S BYLAWS REQUIRING SHAREHOLDER APPROVAL OF
   SHAREHOLDER RIGHTS PLANS
-----------------------------------------------------------------------------------------------------

5. IN THEIR DISCRETION ON ANY OTHER MATTER THAT MAY COME BEFORE THE MEETING
                        IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

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     The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

     If properly executed, this proxy will be voted as directed above. If no direction is given, this proxy will be voted FOR the election of all Hakatak Nominees, FOR one of the Company nominees other than James C. Cotting, W. Douglas Ford and John B. Schwemm, ABSTAIN on Proposals 2 and 3, and FOR Proposal 4.

                     Dated: , 2000

                     --------------------------------------
                                   Signature

                     Name:

                     Title:

                     --------------------------------------
                                   Signature

                     Name:

                     Title:

THE SIGNATURE(S) ABOVE SHOULD AGREE WITH THE NAME(S) SHOWN ON THIS PROXY. WHERE STOCK IS OWNED BY MORE THAN ONE PERSON, ALL OWNERS SHOULD SIGN THE PROXY.